Exhibit 23.1

CONSENT OF PENDER NEWKIRK & COMPANY

Independent Registered Certified Public Accountants

We hereby consent to the incorporation by reference in this Registration Statement (Form S-8, dated November 4, 2009) pertaining to the UTEK Corporation Amended and Restated Employee Stock Option Plan to the use of our report dated February 27, 2009 except for Note 2, for which the date is May 7, 2009, with respect to the consolidated statements of assets and liabilities of UTEK Corporation and Subsidiaries including the schedules of investments and internal control over financial reporting as of December 31, 2008 and 2007 and the related consolidated statements of operations, cash flows and changes in net assets for the three years then ended December 31, 2008, included in the Annual Report (Form 10-K/A).

/s/ Pender Newkirk & Company

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
November 4, 2009